Exhibit (a)(5)(c)

Stern And Company

Strategic Communications • Public Relations • Marketing Communications

VESTIN CHAIRMAN EXTENDS TENDER OFFER

Las Vegas-May 2, 2005-Michael V. Shustek, chairman, chief executive officer and majority shareholder of Vestin Group, Inc. (VSTN.PK) announced today that he is extending his all cash tender offer until 12:00 Midnight, EDT, on Tuesday, May 10, 2005. Mr. Shustek has offered to purchase any and all shares of Vestin which he does not presently own for $2.85 per share. Through the close of business on April 29, 2005, the number of properly tendered shares was 316,748. The offer was originally scheduled to close on May 2, 2005.

Mr. Shustek has filed a Tender Offer Statement on Schedule TO with respect to the offer with the Securities and Exchange Commission and Vestin has filed a Schedule 14D-9 and Schedule 13E-3 with the Securities and Exchange Commission. The full text of Mr. Shustek’s Offer to Purchase and the related letter of transmittal and other offer documents have been filed with the Schedule TO. The Offer to Purchase and Vestin’s Amendment No. 3 to Schedule 14D-9 have also been disseminated to Vestin shareholders. These filings contain important information; investors and shareholders are strongly advised to read them carefully before making any decision with respect to the offer.

The Tender Offer Statement (including the Offer to Purchase, letter of transmittal and other offer documents), the Schedule 14D-9 as amended and the Schedule 13E-3 as amended are available at no charge at the SEC’s website: http://www.sec.gov.

CONTACT:
Steven D. Stern
Stern and Company
702-734-3388

725 South Hualapai Way • Suite 2057 • Las Vegas, Nevada 89145
Tel: (702) 734-3388 • Cell: (702) 743-2001
steve@sdsternpr.com
www.sdsternpr.com
www.asternglance.com